

June 29, 2012

<u>Via E-mail</u>
Mr. Thomas A. Williams
Executive Vice President and Chief Financial Officer
Harbinger Group Inc.
450 Park Avenue
27th floor
New York, NY 10022

      Re: **Harbinger Group Inc.**
              Form 10-K for the fiscal year ended September 30, 2011
              Filed December 14, 2011
              File No. 001-04219

Dear Mr. Williams:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us where you have provided each of the schedules in Article 7-05 of Regulation S-X or explain why they are not required.

<u>Harbinger F&G, LLC and Subsidiaries Consolidated Financial Statements, page S-64 and HGI
Funding LLC Financial Statements, page S-105</u>

<u>Independent Auditors' Report, pages S-65 and S-106</u>

2. Please amend your filing to include the proper reports from your independent
    registered public accounting firm that indicate that the firm conducted its audits in
    accordance with the "standards of the Public Company Accounting Oversight Board
    (United States)." The reference in the current reports to the <u>auditing standards</u> of the
    Public Company Accounting Oversight Board (United States) is not consistent with
    the requirements of paragraph 3 of PCAOB Auditing Standard No. 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at
(202) 551-3676 if you have any questions regarding these comments. In this regard, do
not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-
3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief